SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December 2018

Commission File Number: 001-37602

Fuling Global Inc.

(Registrant’s name)

Southeast Industrial Zone, Songmen Town

Wenling, Zhejiang Province

People’s Republic of China 317511

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F ☒            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note:

On December 31, 2018, Fuling Global Inc. (the “Company”)’s Board of Directors appointed Fuyou Cai to serve as an independent member of the Company’s Board of Directors to fill the vacant seat resulting from the retirement of Donald T. Cunningham, Jr., and to serve on the Company’s audit committee, nominating committee and compensation committee, effective as of January 1, 2019.

Mr. Cai is a partner of Zhejiang Mingquan Law Firm. He has worked at Zhejiang Mingquan Law Firm since May 1995. Mr. Cai has been providing legal services to various companies and governmental agencies. Mr. Cai is also a part-time professor of China University of Political Science and Law and a guest professor of Zhejiang Agricultural University.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FULING GLOBAL INC.

Date: December 31, 2018	By:	/s/ Gilbert Lee
	Name:	Gilbert Lee
	Title:	Chief Financial Officer

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